Exhibit 99.1

QIWI Announces Second Quarter 2023 Financial Results

NICOSIA, CYPRUS – August 16, 2023 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge payment and financial services, today announced its financial results for the second quarter ended June 30, 2023.

2Q 2023 key operating and financial highlights1 2

		2Q 2022	2Q 2023			1HY 2022	1HY 2023			2Q 2023	1HY 2023
		RUB million	RUB million	YoY		RUB million	RUB million	YoY		USD million(1)	USD million(1)
	Revenue	14,015	18,037	28.7%		23,732	35,909	51.3%		207.2	412.6
	Total Net Revenue	10,208	9,194	(9.9)%		16,513	17,746	7.5%		105.6	203.9
	Adjusted EBITDA	6,972	5,057	(27.5)%		10,659	9,536	(10.5)%		58.1	109.6
Consolidated Group results	Adjusted EBITDA margin	68.3%	55.0%	(13.3	)p.p.	64.5%	53.7%	(10.8	)p.p.	55.0%	53.7%
	Profit for the period	2,810	4,817	71.4%		5,067	9,316	83.9%		55.3	107.0
	Adjusted Net profit	2,964	5,234	76.6%		5,290	9,414	78.0%		60.0	108.2
	Adjusted Net profit margin	29.0%	56.9%	27.9	p.p.	32.0%	53.0%	21.0	p.p.	56.8%	53.0%
	Net Revenue	9,318	7,215	(22.6)%		14,967	14,159	(5.4)%		82.9	162.7
	Payment Net Revenue	7,579	5,042	(33.5)%		11,699	10,128	(13.4)%		57.9	116.4
	Payment Volume, billion	500	505	1.0%		856	974	13.7%		5.8	11.2
Payment Services (PS)	Payment Net Revenue Yield	1.52%	1.00%	(0.5	)p.p.	1.37%	1.04%	(0.3	)p.p.	1.00%	1.04%
	Other Net Revenue	1,739	2,173	25.0%		3,268	4,031	23.4%		25.0	46.3
	Adjusted Net profit	5,572	2,926	(47.5)%		8,601	6,462	(24.9)%		33.6	74.2
	Adjusted Net profit margin	59.8%	40.6%	(19.2	)p.p.	57.5%	45.6%	(11.8	)p.p.	40.6%	45.6%
	Net Revenue	128	930	627.6%		285	1,671	487.1%		10.7	19.2
Digital Marketing (DM)	Adjusted Net (loss) / profit	(56)	213	(480.4)%		(26)	329	(1365.4)%		2.4	3.8
	Adjusted Net profit margin	(43.8)%	22.9%	66.7	p.p.	(9.1)%	19.7%	28.8	p.p.	22.9%	19.7%
Corporate and Other (CO)	Net Revenue	762	1,049	37.7%		1,261	1,916	51.9%		12.1	22.0
	Adjusted Net (loss) / profit	(2,552)	2,095	(182.1)%		(3,285)	2,623	(179.8)%		24.1	30.1

(1)	Throughout this release dollar translation is calculated using a rouble to U.S. dollar exchange rate of RUB 87.0341 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of June 30, 2023.

(2)	Throughout this release, following the introduction of new Digital Marketing segment, certain amounts related to Flocktory have been reclassified from Corporate and Other to Digital Marketing segment to conform to the current period presentation.

Key events during and after the reported period

●	On June 6, 2023, NASDAQ Hearing Panel granted the request of the Company to continue its listing on Nasdaq, subject to certain conditions[3].

●	QIWI announced results of 2023 Annual General Meeting held on June 5, 2023[4].

●	QIWI completed consolidation of Russian assets under the single entity JSC QIWI[5].

●	QIWI Bank operations were temporarily and partially restricted starting from July 26, 2023[6].

●	Credit rating agency lowered credit ratings of QIWI PLC and QIWI Bank[7].

1 Total Net Revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted Net profit, and adjusted Net profit margin in this release are “non-IFRS financial measures”. Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as a reconciliation to IFRS reported numbers at the end of this release.

2 Throughout this release calculations of totals, subtotals and/or percentage change may have small variations due to rounding of decimals.

3 https://investor.qiwi.com/news-and-events/press-releases/qiwi-to-continue-its-listing-on-the-nasdaq-uponsuccessful- restructuring/

4 https://investor.qiwi.com/news-and-events/press-releases/4108568/

5 https://investor.qiwi.com/news-and-events/press-releases/4108570/

6 https://investor.qiwi.com/news-and-events/press-releases/4108571/

7 https://investor.qiwi.com/news-and-events/press-releases/4108572/

2Q 2023 results

Net Revenue breakdown by segments

	2Q 2022	2Q 2023		1HY 2022	1HY 2023		2Q 2023	1HY 2023
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
Total Net Revenue	10,208	9,194	(9.9)%	16,513	17,746	7.5%	105.6	203.9
Payment Services (PS)	9,318	7,215	(22.6)%	14,967	14,159	(5.4)%	82.9	162.7
PS Payment	7,579	5,042	(33.5)%	11,699	10,128	(13.4)%	57.9	116.4
PS Other	1,739	2,173	25.0%	3,268	4,031	23.4%	25.0	46.3
Digital Marketing (DM)	128	930	627.6%	285	1,671	487.1%	10.7	19.2
Corporate and Other (CO)	762	1,049	37.7%	1,261	1,916	51.9%	12.1	22.0

Total Net Revenue decreased by 9.9% YoY to RUB 9,194 million ($105.6 million) driven by high base and adverse mix effects in operations of Payment Services (PS) segment partially offset by Corporate and Other (CO) segment results, as well as the strong performance of Flocktory and the consolidated results of the RealWeb business acquired by the Company in December 20228 and accounted for in the Digital Marketing (DM) segment.

Payment Services

PS Net Revenue decreased by 22.6% YoY to RUB 7,215 million ($82.9 million).

PS Payment Net Revenue was 33.5% lower YoY and amounted to RUB 5,042 million ($57.9 million) driven by PS Payment Net Revenue Yield decrease from 1.52% to 1.00% and generally stable PS Payment Volume despite high base of last year.

PS Payment Net Revenue Yield was 52 bps lower YoY due to the adverse mix effect resulting from lower share of operations with higher margins, such as currency conversion.

PS Payment Volume was 1% higher YoY and reached RUB 504.6 billion driven by the onboarding of new merchants and aggregators and the growing payment volume from our product offering for digital entertainment and self-employed.

PS Other Net Revenue primarily comprises interest income, revenue from fees for inactive accounts and unclaimed payments, cash and settlement services and related conversion income, income from intercompany and third-party funding, and advertising fees. In 2Q 2023 PS Other Net Revenue increased by 25.0% YoY to RUB 2,173 million ($25.0 million) as a result of higher net revenue derived from cash and settlement services partially offset by lower interest income due to lower interest rates.

Digital Marketing (DM)

DM Net Revenue increased by 627.6% YoY to RUB 930 million ($10.7 million) driven by the RealWeb acquisition in December 2022 and the increase of the number of Flocktory clients and traffic-providers.

Corporate and Other (CO)

	2Q 2022	2Q 2023		1HY 2022	1HY 2023		2Q 2023	1HY 2023
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
CO Net Revenue	762	1,049	37.7%	1,261	1,916	51.9%	12.1	22.0
ROWI	709	658	(7.2)%	1,078	1,253	16.2%	7.6	14.4
Tochka	-	-		106	-	(100.0)%	-	-
Corporate and Other projects	54	392	630.1%	77	663	755.8%	4.5	7.6

CO Net Revenue increased by 37.7% YoY to RUB 1,049 million ($12.1 million) mainly as a result of higher interest income accounted for in Corporate and Other projects.

8 https://investor.qiwi.com/news-and-events/press-releases/4108557/

●	ROWI Net Revenue decreased by 7.2% YoY to RUB 658 million ($7.6 million) mainly due to a decline of net portfolio yield compared to 2Q2022:

o	As of June 30, 2023, the bank guarantees portfolio reached RUB 80.0 billion - an increase of 28.0% YoY.

o	As of June 30, 2023, the factoring portfolio was RUB 12.1 billion or 15.2% higher YoY.

o	As of June 30, 2023, the portfolio of online loans for government contracts execution doubled compared to previous year and reached RUB 4.4 billion.

o	In 2Q 2023, the share of ROWI Net Revenue in Total Net Revenue was 7.2% growing by 0.2 ppt YoY.

●	Corporate and Other projects Net Revenue in 2Q 2023 amounted to RUB 392 million ($4.5 million) compared to RUB 54 million in 2Q 2022 driven by interest income from (i) investments into debt securities (high-quality corporate and government bonds) and (ii) loans provided.

Operating expenses and other non-operating income and expenses

	2Q 2022	2Q 2023			1HY 2022	1HY 2023			2Q 2023	1HY 2023
	RUB million	RUB million	YoY		RUB million	RUB million	YoY		USD million	USD million
Operating expenses	(3,618)	(4,452)	23.1%		(6,513)	(8,834)	35.6%		(51.2)	(101.5)
% of Net Revenue	(35.4)%	(48.4)%	(13.0	)p.p.	(39.4)%	(49.8)%	(10.3	)p.p.
Selling, general and administrative expenses	(773)	(1,184)	53.2%		(1,544)	(2,143)	38.8%		(13.6)	(24.6)
% of Net Revenue	(7.6)%	(12.9)%	(5.3	)p.p.	(9.4)%	(12.1)%	(2.7	)p.p.
Personnel expenses	(2,002)	(3,034)	51.5%		(3,675)	(5,785)	57.4%		(34.9)	(66.5)
% of Net Revenue	(19.6)%	(33.0)%	(13.4	)p.p.	(22.3)%	(32.6)%	(10.3	)p.p.
Depreciation, amortization & impairment	(323)	(315)	(2.5)%		(600)	(624)	4.0%		(3.6)	(7.2)
% of Net Revenue	(3.2)%	(3.4)%	(0.3	)p.p.	(3.6)%	(3.5)%	0.1	p.p.
Credit loss (expense) / gain	(520)	81	(115.6)%		(694)	(282)	(59.4)%		0.9	(3.2)
% of Net Revenue	(5.1)%	0.9%	6.0	p.p.	(4.2)%	(1.6)%	2.6	p.p.
Other non-operating income and expenses	(2,347)	1,029	(143.8)%		(2,699)	2,249	(183.3)%		11.8	21.0
% of Net Revenue	(23.0)%	11.2%	34.2	p.p.	(16.3)%	12.7%	29.0	p.p.
Share of loss of an associate	-	(5)			-	(44)			(0.1)	(0.5)
% of Net Revenue	0.0%	(0.1)%	(0.1	)p.p.	0.0%	(0.2)%	(0.2	)p.p.
Foreign exchange gain/(loss), net	(2,369)	1,296	(154.7)%		(2,810)	2,115	(175.3)%		14.9	24.3
% of Net Revenue	(23.2)%	14.1%	37.3	p.p.	(17.0)%	11.9%	28.9	p.p.
Other income and expenses, net	22	(262)	(1290.9)%		111	(246)	(321.6)%		(3.0)	(2.8)
% of Net Revenue	0.2%	(2.8)%	(3.1	)p.p.	0.7%	(1.4)%	(2.1	)p.p.
Gain from disposal of subsidiary	-	-			-	424			-	4.9
% of Net Revenue	0.0%	0.0%	0.0	p.p.	0.0%	2.4%	2.4	p.p.

Operating expenses increased by 23.1% YoY to RUB 4,452 million ($51.2 million) mainly driven by the increase of expenses to secure growth of the business and the acquisition of RealWeb in December 2022 partially offset by credit loss reversal. Operating expenses as a percentage of Total Net Revenue deteriorated by 13.0 ppts to 48.4% mainly due to the high base of last year for the PS segment and the consolidation of the new RealWeb business (with historically higher operating expenses to Net Revenue ratio), partially offset by a positive credit loss dynamic.

Selling, general and administrative expenses increased by 53.2% YoY to RUB 1,184 million ($13.6 million) and as a percentage of Total Net Revenue by 5.3 ppt YoY to 12.9% mainly driven by the high base effect of last year and the acquisition of RealWeb.

Personnel expenses surged by 51.5% YoY to RUB 3,034 million ($34.9 million) driven by the hiring of new staff for development of new products and strong financial performance resulting in higher bonuses to employees in PS segment as well as the consolidation of the new RealWeb business. Personnel expenses as a percentage of Total Net Revenue increased by 13.4 ppts to 33.0% mainly driven by the high base effect of last year and acquisition of RealWeb.

Depreciation, amortization and impairment stood at RUB 315 million ($3.6 million) or 3.4% as percent of Total Net Revenue – 0.3 ppt higher YoY due to the high base effect of last year.

Credit loss reversal amounted to RUB 81 million ($0.9 million) compared to a credit loss of RUB 520 million in 2Q 2022 due to release of allowance for ECL on restricted cash accounts partially offset by an increase of provisions due to the growth of bank guarantees portfolio.

Other non-operating income increased to RUB 1,029 million ($11.8 million) compared to RUB 2,347 million of loss last year primarily due to (i) the foreign exchange gain resulting from the depreciation of the Russian ruble vs. USD, AED and Euro in 2Q 2023, and (ii) a decrease in fair value of option to invest in an associate.

Income tax expense

Income tax expense decreased by 33.4% YoY to RUB 954 million ($11.0 million) as a substantial part of the profit relates to exchange gain for 2Q 2023 which is tax neutral within the Group perimeter. As a result, the effective tax rate decreased from 33.8% in 2Q 2022 to 16.5% in 2Q 2023.

Profitability results

	2Q 2022	2Q 2023			1HY 2022	1HY 2023			2Q 2023	1HY 2023
	RUB million	RUB million	YoY		RUB million	RUB million	YoY		USD million	USD million
Adjusted EBITDA	6,972	5,057	(27.5)%		10,659	9,536	(10.5)%		58.1	109.6
Adjusted EBITDA margin, %	68.3%	55.0%	(13.3	)p.p.	64.5%	53.7%	(10.8	)p.p.	55.0%	53.7%
Adjusted Net Profit	2,964	5,234	76.6%		5,290	9,414	78.0%		60.0	108.2
Adjusted Net Profit margin, %	29.0%	56.9%	27.9	p.p.	32.0%	53.0%	21.0	p.p.	56.9%	53.0%
Payment Services	5,572	2,926	(47.5)%		8,601	6,462	(24.9)%		33.6	74.2
PS Adjusted Net Profit margin, %	59.8%	40.6%	(19.2	)p.p.	57.5%	45.6%	(11.8	)p.p.	40.6%	45.6%
Digital Marketing (DM)	(56)	213	(480.4)%		(26)	329	(1365.4)%		2.4	3.8
DM Adjusted Net Profit margin, %	(43.8)%	22.9%	66.7	p.p.	(9.1)%	19.7%	28.8	p.p.	22.9%	19.7%
Corporate and Other (CO)	(2,552)	2,095	(182.1)%		(3,285)	2,623	(179.8)%		24.1	30.1
Tochka	-	-			(15)	-	(100.0)%		-	-
ROWI	321	72	(77.5)%		372	256	(31.2)%		0.8	2.9
Corporate and Other projects	(2,873)	2,023	(170.4)%		(3,641)	2,367	(165.0)%		23.2	27.2

Adjusted EBITDA decreased by 27.5% YoY to RUB 5,057 million ($58.1 million) mainly due to (i) the high base effect of last year resulting in Total Net Revenue decline by 9.9% YoY, and (ii) an increase of operating expenses to secure growth of the business, which were (iii) partially offset by the release of allowance for ECL on restricted cash accounts. Adjusted EBITDA margin decreased by 13.3 ppts YoY to 55.0% driven by the factors described above and the consolidation of the new RealWeb business operating with lower margin than the PS segment.

Adjusted Net Profit increased by 76.6% YoY to RUB 5,234 million ($60.0 million). Adjusted Net Profit margin increased by 27.9 ppts YoY to 56.9% primarily driven by the foreign exchange gain partially offset by the consolidation of the RealWeb business operating with a lower margin than the PS segment.

PS Adjusted Net Profit decreased by 47.5% YoY to RUB 2,926 million ($33.6 million) mainly due to (i) the high base effect of last year resulting in PS Net Revenue decline by 22.6% YoY, and (ii) an increase of operating expenses to secure growth of the business. As a result, PS Adjusted Net Profit margin deteriorated by 19.2 ppts to 40.6% mainly due to a combination of (i) negative operating leverage effect, (ii) increased personnel expenses (described earlier), and (iii) higher expenses related to multi-bank platform services in QIWI Bank.

Digital Marketing (DM) Adjusted Net Profit for 2Q 2023 increased to RUB 213 million ($2.4 million) due to Flocktory Net Revenue growth and the consolidation of new RealWeb business. DM Adjusted Net Profit margin stood at 22.9%.

CO Adjusted Net Profit increased to RUB 2,095 million ($24.1 million) compared to CO Net loss of RUB 2,552 million driven by:

●	CO Net Profit of RUB 2,023 million ($23.2 million) resulting primarily from the CO Net Revenue YoY growth by 37.7% described above, the foreign exchange gain, and the release of allowance for ECL on restricted cash accounts.

●	ROWI Net Profit of RUB 72 million ($0.8 million) as a result of its Net Revenue decline by 7.2% YoY and an increase of provisions related to ROWI bank guarantees portfolio.

Update on the CBR restrictions

On July 25, 2023, during a routine audit of Qiwi Bank, the CBR issued an order to introduce temporary and partial limitations for individuals to withdraw funds from QIWI wallets to bank accounts or make cash withdrawals. As of the date of this press release, Qiwi Bank has already fixed the identified deficiencies and provided results to the regulator. We are working closely with the CBR to lift the limitations fully or at least partially.

For indicative purposes only, the Company performed a worst-case stress test based on 1H 2023 actual results and estimated that if the full scope of restrictions were in place since the beginning of 1H 2023, it would have affected (i) Payment Volume by up to 20%, (ii) Group Net Revenue by up to 25%, and (iii) Group Adjusted Net Profit by up to 40%. The stress test did not include any cost optimization measures or gradual restrictions relief. The Company also aims to further develop its services and launch new products, in order to mitigate the negative implications of the imposed restrictions on the financial results of the Company.

The Company remains financially stable and profitable despite the imposed restrictions. Qiwi Bank has substantial liquidity reserves and maintains the required capital adequacy ratios.

Dividends

Due to the lingering stock market infrastructure issues, the Company does not see the opportunity to arrange the distribution of dividends or repurchase shares with the equal treatment of all existing shareholders. Therefore, the Board decided to keep the distribution of dividends under review until changes of the sanction regime or other developments enable the Company to distribute dividends to all of its shareholders.

Update on corporate restructuring

Since the beginning of the Ukrainian conflict, the geopolitical situation has been deteriorating, sanctions expanded and extended, and the world stock market infrastructure continued to isolate from Russia. The Company has been searching for a viable solution to address the many shareholders’ concerns, as well as to define an optimal way for further development.

The Company has been facing extraordinary challenges to the operations of the business and needs to navigate in a rapidly changing business environment. Under current circumstances, QIWI’s intentions to develop its business within the Russian perimeter and overseas require different strategies. Management and the Board of Directors of QIWI PLC have concluded that the best option to preserve liquidity and shareholder value would be to restructure its business and to exit the Russian market.

The Company has completed internal restructuring and consolidated practically all Russian assets under JSC QIWI. The Company also completed a valuation of the Russian assets. The valuation report has been prepared by an independent appraiser and received the required approval by a self-regulatory organization.

Further, the Board established a Special Committee comprised of Independent Directors of the Company to review available divestment options. Currently, the Special Committee and management, assisted by reputable advisors, are conducting a disciplined process intended to ensure the best outcome for the Company and the different groups of shareholders using three major criteria: 1) liquidity, 2) ability to receive cash, and 3) ability to exercise voting rights.

The Company will duly inform the market on further developments as regards the restructuring process.

Earnings Conference Call and Audio Webcast

Given the persisting level of uncertainty and market volatility, there will be no conference call or webcast to discuss the results. We welcome all our stakeholders to send any questions related to our business using the contact details available on our investor’s website. We remain available for individual incoming call requests.

About QIWI plc.

QIWI is an innovative provider of cutting-edge payment and financial services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, digital marketing, and several other projects.

For the FY 2022 QIWI had revenue of RUB 51.5 billion and an Adjusted EBITDA of RUB 19.8 billion. QIWI's American depositary shares are listed on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our ROWI, RealWeb, Flocktory and other projects, the impact of recent sanctions targeting Russia, the impact of such sanctions on our results of operations, potential further changes in the regulatory regime, the effect of the CBR restrictions on results of operations, any other restriction the CBR may impose based on our past and future operations, our ability to  eliminate partially or completely the CBR restrictions, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of June 30,	As of June 30,
	2022	2023	2023
		(Unaudited)	(Unaudited)
	RUB	RUB	USD
Assets
Non-current assets
Property and equipment	1,163	1,271	14.6
Goodwill and other intangible assets	13,126	13,077	150.3
Investments in associates	303	579	6.7
Long-term debt securities	2,946	4,991	57.3
Long-term loans issued	843	623	7.2
Other non-current assets	257	241	2.8
Deferred tax assets	208	242	2.8
Total non-current assets	18,846	21,024	241.6
Current assets
Trade and other receivables	15,194	12,169	139.8
Short-term loans issued	14,200	16,728	192.2
Short-term debt securities	14,029	28,809	331.0
Other current assets	2,195	1,846	21.2
Cash and cash equivalents	47,462	39,570	454.6
Total current assets	93,080	99,122	1,138.9
Total assets	111,926	120,146	1,380.4
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.01
Additional paid-in capital	1,876	1,876	21.6
Share premium	12,068	12,068	138.7
Other reserves	2,696	2,352	27.0
Retained earnings	39,941	48,935	562.3
Translation reserve	401	169	1.9
Total equity attributable to equity holders of the parent	56,983	65,401	751.4
Non-controlling interests	912	977	11.2
Total equity	57,895	66,378	762.7
Non-current liabilities
Long-term deferred income	1,154	1,062	12.2
Long-term lease liabilities	133	84	1.0
Other non-current liabilities	156	81	0.9
Deferred tax liabilities	1,847	1,749	20.1
Total non-current liabilities	3,290	2,976	34.2
Current liabilities
Trade and other payables	33,048	29,740	341.7
Customer accounts and amounts due to banks	11,203	15,011	172.5
Short-term debt	3,922	3,745	43.0
Short-term lease liabilities	300	302	3.5
Other current liabilities	2,268	1,994	22.9
Total current liabilities	50,741	50,792	583.6
Total equity and liabilities	111,926	120,146	1,380.4

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD
Revenue:	14,015	18,037	207.2
Revenue from contracts with customers	11,650	15,645	179.8
Interest revenue calculated using the effective interest rate	1,929	1,944	22.3
Fees from inactive accounts and unclaimed payments	436	448	5.1

Operating costs and expenses:	(7,425)	(13,295)	(152.8)
Cost of revenue (exclusive of items shown separately below)	(3,807)	(8,843)	(101.6)
Selling, general and administrative expenses	(773)	(1,184)	(13.6)
Personnel expenses	(2,002)	(3,034)	(34.9)
Depreciation and amortization	(287)	(315)	(3.6)
Credit loss (expense)/income	(520)	81	0.9
Impairment of non-current assets	(36)	-	-
Profit from operations	6,590	4,742	54.5

Share of loss of an associate	-	(5)	(0.1)
Foreign exchange gain/(loss), net	(2,369)	1,296	14.9
Other income and expenses, net	22	(262)	(3.0)
Profit before tax	4,243	5,771	66.3
Income tax expense	(1,433)	(954)	(11.0)
Net profit for the period	2,810	4,817	55.3
Attributable to:
Equity holders of the parent	2,625	4,653	53.5
Non-controlling interests	185	164	1.9

Other comprehensive (loss)/income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	88	143	1.6
Net gain recycled to profit or loss upon disposal	-	-	-
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax	964	(77)	(0.9)
Net gain recycled to profit or loss upon disposal	-	(18)	(0.2)
Share of other comprehensive Income of an associate	-	(1)	(0.0)
Total other comprehensive (loss)/income, net of tax	1,052	47	0.5
Total comprehensive income, net of tax	3,862	4,864	55.9
Attributable to:
Equity holders of the parent	3,697	4,689	53.9
Non-controlling interests	165	175	2.0

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent	41.93	74.20	0.85
Diluted, earnings attributable to ordinary equity holders of the parent	41.93	74.20	0.85

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD
Revenue:	23,732	35,909	412.6
Revenue from contracts with customers	19,460	31,373	360.5
Interest revenue calculated using the effective interest rate	3,381	3,708	42.6
Fees from inactive accounts and unclaimed payments	891	828	9.5

Operating costs and expenses:	(13,732)	(26,997)	(310.2)
Cost of revenue (exclusive of items shown separately below)	(7,219)	(18,163)	(208.7)
Selling, general and administrative expenses	(1,544)	(2,143)	(24.6)
Personnel expenses	(3,675)	(5,785)	(66.5)
Depreciation and amortization	(564)	(624)	(7.2)
Credit loss (expense)/income	(694)	(282)	(3.2)
Impairment of non-current assets	(36)	-	-
Profit from operations	10,000	8,912	102.4

Gain from disposal of subsidiary	-	424	4.9
Share of loss of an associate	-	(44)	(0.5)
Foreign exchange gain/(loss), net	(2,810)	2,115	24.3
Other income and expenses, net	111	(246)	(2.8)
Profit before tax	7,301	11,161	128.2
Income tax expense	(2,234)	(1,845)	(21.2)
Net profit for the period	5,067	9,316	107.0
Attributable to:
Equity holders of the parent	4,799	8,994	103.3
Non-controlling interests	268	322	3.7

Other comprehensive (loss)/income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	76	213	2.4
Net gain recycled to profit or loss upon disposal	-	(424)	(4.9)
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax	110	(64)	(0.7)
Net gain recycled to profit or loss upon disposal	-	(18)	(0.2)
Share of other comprehensive Income of an associate	-	3	0.0
Total other comprehensive (loss)/income, net of tax	186	(290)	(3.3)
Total comprehensive income, net of tax	5,253	9,026	103.7
Attributable to:
Equity holders of the parent	5,006	8,683	99.8
Non-controlling interests	247	343	3.9

Earnings per share:
Basic, earnings attributable to ordinary equity holders of the parent	76.75	143.42	1.65
Diluted, earnings attributable to ordinary equity holders of the parent	76.75	143.42	1.65

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Six months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD(1)
Operating activities
Profit before tax	7,301	11,161	128.2
Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	564	624	7.2
Foreign exchange loss/(gain), net	2,810	(2,115)	(24.3)
Interest income, net	(3,212)	(3,540)	(40.7)
Credit loss expense	694	282	3.2
Share of loss of an associate	-	44	0.5
Gain from disposal of subsidiary	-	(424)	(4.9)
Impairment of non-current assets	36	-	-
Other	78	277	3.2
Net cash flow generated from operating activities before changes in working capital	8,271	6,309	72.5
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables	(1,739)	2,847	27.4
Decrease in other assets	144	884	15.5
Increase in customer accounts and amounts due to banks	3,728	3,213	36.9
Decrease in accounts payable and accruals	(5,345)	(4,519)	(51.9)
(Decrease)/Increase in other liabilities	313	(328)	(3.8)
Increase in loans issued as operating activity	(1,670)	(2,459)	(28.3)
Cash generated from operations	3,702	5,947	68.3
Interest received	3,569	4,140	47.6
Interest paid	(283)	(196)	(2.3)
Income tax paid	(1,033)	(2,266)	(26.0)
Net cash flow generated from operating activities	5,955	7,625	87.6
Investing activities
Proceeds from sale of an associate	4,855	-	-
Cash paid for investments in associates	-	(315)	(3.6)
Cash used in business combinations	(215)	(50)	(0.6)
Purchase of property and equipment	(133)	(359)	(4.1)
Purchase of intangible assets	(106)	(141)	(1.6)
Proceeds from sale of fixed and intangible assets	5	27	0.3
Loans issued	(7)	(19)	(0.2)
Repayment of loans issued	30	79	0.9
Purchase of debt securities	(1,737)	(19,873)	(228.3)
Proceeds from sale and redemption of debt instruments	-	3,150	36.2
Net cash flow generated from investing activities	2,692	(17,501)	(201.1)
Financing activities
Repayment of debt	(392)	(161)	(1.8)
Payment of principal portion of lease liabilities	(34)	(57)	(0.7)
Dividends paid to non-controlling shareholders	(106)	(218)	(2.5)
Transactions with non-controlling interest	-	(304)	(3.5)
Net cash flow used in financing activities	(532)	(740)	(8.5)
Effect of exchange rate changes on cash and cash equivalents	(2,068)	2,724	31.3
Effect of change in ECL on cash and cash equivalents	(10)	-	-
Net increase/(decrease) in cash and cash equivalents equivalents	6,037	(7,892)	(90.7)
Cash and cash equivalents at the beginning of the period	33,033	47,462	545.3
Cash and cash equivalents at the end of the period	39,070	39,570	454.6

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, Payment Services (PS) Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Digital Marketing (DM) Net Revenue, Corporate and Other (CO) Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, PS Adjusted Net Profit, DM Adjusted Net Profit, CO Adjusted Net Profit, and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, PS Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, DM Net Revenue, CO Net Revenue; Net Profit, in the case of Adjusted EBITDA, Adjusted Net Profit, PS Adjusted Net Profit, DM Adjusted Net Profit, CO Adjusted Net Profit, and earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS.

Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, PS Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, DM Net Revenue, CO Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue and its breakdown by segments, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measures, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue, and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

We define non-IFRS financial measures as follows:

●	“Total Net Revenue” is calculated by subtracting cost of revenue from revenue.

●	“Adjusted EBITDA” as Net profit plus/(less): (1) depreciation and amortization, (2) other expenses/(income), (3) foreign exchange loss/(gain), (4) share of loss/(gain) of associates and joint ventures, (5) interest expenses/ (income), (6) income tax expenses, (7) share-based payment expenses, (8) impairment of non-current assets, (9) loss/(gain) on disposal of subsidiary.

●	“Adjusted Net profit” as Net profit plus/(less): (1) fair value adjustments recorded on business combinations and their amortization, (2) impairment of non-current assets, (3) share-based payment expenses, (4) loss/(gain) on disposal of subsidiary, (5) effect of taxation of the above items.

●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by Total Net Revenue.

●	“Adjusted Net profit Margin” as Adjusted Net profit divided by Total Net Revenue.

Total Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews Total Net Revenue.

We provide a breakdown of Total Net Revenue by segments - PS Net Revenue, including PS Payment Net Revenue and PS Other Net Revenue, DM Net Revenue, CO Net Revenue. We define the above measures as follows:

●	PS Payment Net Revenue is the Net Revenue comprising the merchant and consumer fees collected for the payment transactions.

●	PS Other Net Revenue primarily comprises revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.

●	DM Net Revenue includes revenue generated with services provided for context and media advertising management services, including platform services under subscription, social network presence, programmatic, CPA and mobile marketing type of services. The segment includes results of full-cycle digital marketing service provider RealWeb and Flocktory services in marketing automation and advertising technologies.

●	CO Net Revenue comprises from results of ROWI business, Tochka project (before 2Q2022) and Corporate and Other projects, including interest income.

Adjusted EBITDA is a key measure used by management as a supplemental performance measure that facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of non-current assets), and certain one-time income and expenses (affecting other income, offering and related expenses, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of associates and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, income tax, and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals of subsidiaries and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

In order to reflect the operational profitability of each segment, we provide a following breakdown of Adjusted Net Profit: Payment Services Adjusted Net Profit, Digital Marketing Adjusted Net Profit, Corporate and Other Adjusted Net Profit.

Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD
Revenue	14,015	18,037	207.2
Minus: Cost of revenue	3,807	8,843	101.6
Total Net Revenue	10,208	9,194	105.6
Segment Net Revenue
Payment Services Segment Revenue	12,854	11,087	127.4

PS Payment Revenue(1)	10,839	8,687	99.8
Minus: Cost of PS Payment Revenue (2)	3,260	3,645	41.9
PS Payment Net Revenue	7,579	5,042	57.9

PS Other Revenue(3)	2,015	2,400	27.6
Minus: Cost of PS Other Revenue (4)	276	227	2.6
PS Other Net Revenue	1,739	2,173	25.0
Payment Services Segment Net Revenue	9,318	7,215	82.9

Digital Marketing Revenue	187	5,600	64.3
Minus: Cost of DM revenue	59	4,669	53.7
Digital Marketing Net Revenue	128	930	10.7

Corporate and Other Category Revenue	974	1,350	15.5
Minus: Cost of CO Revenue	212	301	3.5
Corporate and Other Category Net Revenue	762	1,049	12.1

Total Segment Net Revenue	10,208	9,194	105.6

Net profit	2,810	4,817	55.3
Plus:
Depreciation and amortization	287	315	3.6
Other income and expenses, net	(22)	262	3.0
Foreign exchange (gain)/loss, net	2,369	(1,296)	(14.9)
Gain on disposal of subsidiary	-	-	-
Share of gain/(loss) of an associate	-	5	0.1
Income tax expenses	1,433	954	11.0
Share-based payment expenses	59	-	-
Impairment of non-current assets	36	-	-
Adjusted EBITDA	6,972	5,057	58.1
Adjusted EBITDA margin	68.3%	55.0%	55.0%

Net profit	2,810	4,817	55.3
Fair value adjustments recorded on business combinations and their amortization(5)	98	438	5.0
Impairment of non-current assets	36	-	-
Share-based payment expenses	59	-	-
Gain on disposal of subsidiary	-	-	-
Effect from taxation of the above items	(39)	(21)	(0.2)
Adjusted Net Profit	2,964	5,234	60.0

Adjusted Net Profit per share:
Basic	47.35	83.46	0.96
Diluted	47.35	83.46	0.96

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,600	62,713	62,713
Diluted	62,600	62,713	62,713

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.

(2)	Cost of PS Payment Revenue primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.

(4)	Cost of PS Other Revenue primarily consists of direct costs associated with other revenue and other costs, including but not limited to: interest expenses related to issued bonds, costs of sms notification, advertising commissions.

(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT, Rapida and Realweb.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Six months ended (unaudited)
	June 30, 2022	June 30, 2023	June 30, 2023
	RUB	RUB	USD
Revenue	23,732	35,909	412.6
Minus: Cost of revenue	7,219	18,163	208.7
Total Net Revenue	16,513	17,746	203.9
Segment Net Revenue
Payment Services Segment Revenue	21,584	21,890	251.5

PS Payment Revenue(1)	17,787	17,435	200.3
Minus: Cost of PS Payment Revenue (2)	6,088	7,307	84.0
PS Payment Net Revenue	11,699	10,128	116.4

PS Other Revenue(3)	3,797	4,455	51.2
Minus: Cost of PS Other Revenue (4)	529	424	4.9
PS Other Net Revenue	3,268	4,031	46.3
Payment Services Segment Net Revenue	14,967	14,159	162.7

Digital Marketing Revenue	388	11,522	132.4
Minus: Cost of DM revenue	103	9,851	113.2
Digital Marketing Net Revenue	285	1,671	19.2

Corporate and Other Category Revenue	1,760	2,497	28.7
Minus: Cost of CO Revenue	498	581	6.7
Corporate and Other Category Net Revenue	1,261	1,916	22.0

Total Segment Net Revenue	16,513	17,746	203.9

Profit for the period	5,067	9,316	107.0
Plus:
Depreciation and amortization	564	624	7.2
Other income and expenses, net	(111)	246	2.8
Foreign exchange (gain)/loss, net	2,810	(2,115)	(24.3)
Gain on disposal of an associate	-	(424)	(4.9)
Share of gain of an associate and a joint venture	-	44	0.5
Income tax expenses	2,234	1,845	21.2
Share-based payment expenses	59	-	-
Impairment of non-current assets	36	-	-
Adjusted EBITDA	10,659	9,536	109.6
Adjusted EBITDA margin	64.5%	53.7%	53.7%

Profit for the period	5,067	9,316	107.0
Fair value adjustments recorded on business combinations and their amortization(5)	181	563	6.5
Impairment of non-current assets	36	-	-
Share-based payment expenses	59	-	-
Gain on disposal of an associate	-	(424)	(4.9)
Effect from taxation of the above items	(53)	(41)	(0.5)
Adjusted Net Profit	5,290	9,414	108.2

Adjusted Net Profit per share:
Basic	84.61	150.11	1.72
Diluted	84.61	150.11	1.72

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,525	62,713	62,713
Diluted	62,525	62,713	62,713

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.

(2)	Cost of PS Payment Revenue primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.

(4)	Cost of PS Other Revenue primarily consists of direct costs associated with other revenue and other costs, including but not limited to: interest expenses related to issued bonds, costs of sms notification, advertising commissions.

(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT, Rapida and Realweb.